Massachusetts Housing Initiative

The HIT's Massachusetts Housing Initiative, established in 2007, has been one component in assisting Massachusetts address a serious shortfall of affordable housing. By providing financing for affordable housing developments that meet the HIT’s investment criteria, the HIT is helping put low- and moderate-income housing within reach of many of the state’s working families.

The HIT surpassed its initial investment goal of $75 million in 2010. Continuing with the initiative, the HIT has invested over subsequent years to provide affordable housing for the Commonwealth's residents.

To find projects that meet its investment criteria, the HIT has built a strong network of relationships with developers, city officials, labor unions, mortgage bankers, and MassHousing, the state housing finance agency. MassHousing has partnered with the HIT on all of the initiative projects financed to date.

Since 2007, the housing projects financed by the HIT have had a positive impact on the economy of the Commonwealth. In addition to the creation of union construction jobs and affordable housing, the effects of spending for construction ripple through local economies long after the construction project has been completed. The construction spending therefore has a multiplier effect, which has created the following estimated impacts (in 2017 dollars)[1]:

[1] Economic Impact Data: Job and economic benefits in this document are estimates calculated by Pinnacle Economics and the HIT using an IMPLAN input-output model based on project data from the HIT and its subsidiary Building America; in 2017 dollars, as of December 31, 2018.